FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item
1.	First Quarter 2003 Earnings Report

ITEM 1

Banco Santander Chile

www.santandersantiago.cl

BANCO SANTANDER CHILE ANNOUNCES

RESULTS FOR THE FIRST QUARTER 2003

•	Net income for the first quarter of 2003 totaled Ch$40,497 million (Ch$0.21 per share and US$0.31/ADR) decreasing 33.3% compared to the first quarter of 2002. This fall was mainly due to lower mark-to-market gains and lower net financial income as a result of the low interest rate environment, as well as higher provisioning expenses as compared to the first quarter of 2002. The Bank’s ROE in the quarter reached 17.0% and fees over operating expenses increased to 41.3%.

•	The merger process has been completed. On April 24, 2003 the Bank concluded the integration of systems and branch offices with no major client disruptions. This process was completed in a record time period of nine months. The Bank’s new commercial brand, Santander Santiago was successfully launched.

•	Cost savings from the merger are becoming apparent. Operating expenses decreased 10.7% compared to the first quarter of 2002. Personnel expenses decreased 17.5% and administrative expenses fell 9.3% in this period. The Bank’s efficiency ratio reached 45.8%.

•	The Bank held its annual shareholders’ meeting April 29, 2003. In this meeting a dividend payment of Ch$0.83 per share was approved which is equivalent to a 100% payout of 2002 net income.

CONTACTS:

Raimundo Monge	Robert Moreno	Desirée Soulodre
Banco Santander Chile	Banco Santander Chile	Banco Santander Chile
562-320-8505	562-320-8284	562-647-6474

This release and the webcast can be viewed at:

http://www.santandersantiago.cl/canales/investor_rel/index.html

Santiago, Chile, May 5, 20031. Banco Santander Chile (NYSE:SAN) announced today its unaudited results for the first quarter 2003. These results are reported on a consolidated basis in accordance with Chilean GAAP2. Proforma amounts for the first quarter ended March 31, 2002 reflect the combined financial condition and results of operations of former Santander-Chile and Santiago at that date and for those period.

Net income for the first quarter of 2003 totaled Ch$40,497 million (Ch$0.21 per share and US$0.31/ADR) decreasing 33.3% compared to the first quarter of 2002. The conclusion of merger related activities ahead of schedule has resulted in an acceleration of cost savings. In the first quarter of 2003 total operating expenses decreased 10.7% with personnel expenses down 17.5% and administrative expenses falling 9.3%. Fee income in the quarter was also up 2.8%. In the quarter the areas with the highest rise in fees were insurance brokerage +18.0%, administration and collection of insurance policies +120.4%, international business related fees +17.0% and fees from checking accounts +5.5%. During the quarter lower operating expenses and higher fee income were offset by lower gains from the mark-to-market of financial instruments and lower net financial revenue. In the first quarter of 2002 interest rates in Chile declined sharply, which produced an extraordinarily high level of mark-to-market gains in that period. The low interest rate environment in the present quarter also negatively impacted net interest revenue, which decreased 7.2% compared top the first quarter of 2002. The Bank has also continued the process of applying the credit risk standards of our parent company Santander Central Hispano to the entire loan portfolio. As a result the Bank’s risk index increased to 1.84% and provision expense rose 14.3% YOY. Finally, the Bank’s effective tax rate increased 43.1% to 17.0% in the first quarter of 2003. In the first two months of last year former Banco Santiago was still benefiting from tax loss carryforwards related to the subordinated debt issue with the Central Bank of Chile.

The evolution of the Bank’s loan portfolio between the end of 2002 and the first quarter of 2003 continues to reflect the Bank’s strategy of sustaining profitability by shifting the asset mix to higher yielding loans. Consumer loans increased 2.3% between year-end 2002 and March 31, 2003. In this same period total loans increased 0.5%. Loans to individuals in Banefe led growth in the quarter, increasing 2.1%. Demand for loans by individuals continue to pick up as interest rates have become more attractive and unemployment levels have shown some improvement. Total customer deposits increased 1.3% between the fourth quarter 2002 and the first quarter of 2003. Non-interest bearing deposits led growth, rising

1	Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank’s control. Accordingly, the Bank’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank’s filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

2	The Peso/US dollar exchange rate as of March 31, 2003 was Ch$727.36 per dollar. March 2002 figures are in constant Chilean pesos as of March 31, 2003 and have been adjusted by the price level restatement factor of 1.038. December 2002 figures are in constant Chilean pesos of March 31, 2003 and have been adjusted by the price level restatement facto of 1.005.

2

7.4% compared to year-end 2002. This was mainly due to higher floating balances among retail clients.

Banco Santander Chile	Quarter			Change %

(Ch$ million March 31, 2003)	IQ 2003	IVQ 2002	Pro-forma IQ 2002	IQ 2003/2002	IQ/IVQ 2003/2002

Net financial income	110,756	128,543	119,287	(7.2%)	(13.8%)
Provision for loan losses	(31,113)	(24,809)	(27,209)	14.3%	25.4%
Fees and income from services	26,363	25,557	25,635	2.8%	3.2%
Operating expenses	(63,824)	(70,095)	(71,495)	(10.7%)	(8.9%)
Income before income taxes	48,794	3,525	68,926	(29.2%)	1,284.2%
Income taxes	(8,297)	(3,502)	(8,188)	1.3%	136.9%
Net income	40,497	23	60,738	(33.3%)	175,973.9%

Net income/share (Ch$)	0.21	0.0	0.32	(33.3%)	—
Net income/ADR (US$)[1]	0.31	0.0	0.49	(36.8%)	—

Total loans	7,943,813	7,902,860	8,933,837	(11.1%)	0.5%
Customer funds	7,037,331	7,143,961	8,247,282	(14.7%)	(1.5%)
Customer deposits	6,193,384	6,111,834	7,264,639	(14.7%)	1.3%
Mutual funds	843,947	1,032,127	982,643	(14.1%)	(18.2%)
Shareholder’s equity	1,014,349	967,626	964,842	5.1%	4.8%

Net financial margin	4.3%	4.9%	4.1%
Efficiency ratio	45.8%	47.8%	44.7%
Efficiency ratio excluding depreciation	39.0%	40.1%	39.7%
Fees / Operating expenses	41.3%	36.5%	35.9%
ROE[2]	17.0%	0.0%	24.6%
Risk index	1.84%	1.68%	1.34%
PDLs / Total loans	2.3%	2.1%	1.4%
BIS ratio	16.6%	14.3%	12.9%
Branches	346	347	339
ATMs	1,104	1,119	1,107
Employees	8,136	8,314	9,086

1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.

2.	Annualized Earnings / Average Capital & Reserves.

3

Corporate news

CEO Fernando Cañas and President Mauricio Larraín unveil the Bank’s new commercial brand.

The merger has been successfully concluded in record time. The integration of systems was completed on April 24, 2003, in nine-months since the merger became effective and three months ahead of schedule. The merger of systems, which involved more than 590,000 extra man-hours, 700 people, 44 task forces and more than 25,000 different activities was performed without major client disruptions. The integration of the branch network from a client and operational standpoint was also completed. The branch network was unified under the new brand Santander Santiago and the website www.santandersantiago.cl was launched.

Global Finance magazine named Banco Santander Chile, the Best Bank in Chile for the year 2003. This magazine highlighted the Bank’s ability to maintain high profitability levels in a difficult economic environment.

Banefe, for the second year in a row, sponsored the Women Micro-Entrepreneur Of The Year Award. This year’s winner is an artisan who creates and sells artifacts with Chilean cultural motifs. The organization of this prize is congruent with Banefe’s strategy to increase lending to these emerging segments and a recognition to the role of women in the workforce.

Representatives of Banco Santander Chile and CGE.

On April 28, 2003, Banco Santander Chile and CGE Distribution S.A. signed one of the largest Bank loan operations ever approved in Chile. This consisted of a bridge loan for US$148 million plus additional financial advisory services for this company. This in line with the Bank’s policy of increasing the profitability of the corporate banking segment by offering additional services to these clients and not only focusing on lending activities.

4

NET FINANCIAL INCOME

Net interest margin increases 20 basis points despite low interest rate environment

Net Financial Income	Quarter			Change %

(Ch$ million March 31, 2003)	IQ 2003	IVQ 2002	Pro-forma IQ 2002	IQ 2003/2002	IQ/IVQ 2003/2002

Net interest income	128,573	95,461	123,527	4.1%	34.7%
Net results of hedging positions[3]	(17,817)	33,082	(4,240)	320.2%	(153.9%)

Net financial income	110,756	128,543	119,287	(7.2%)	(13.8%)

Average interest-earning assets	10,411,601	10,445,801	11,540,530	(9.8%)	(0.3%)

Net interest margin*	4.3%	4.9%	4.1%
Avg. equity + non-interest bearing demand deposits / Avg. earning assets	18.6%	18.4%	16.7%

Quarterly inflation rate**	0.2%	1.8%	(0.4%)

Avg. Overnight interbank rate	2.74%	3.00%	5.71%

*	Annualized. The average balance of the first quarter 2003 and the fourth quarter of 2002 were calculated using daily average balances. The average balance of the first quarter 2002 was calculated by taking the simple average of the balance of the combined interest earning assets as of December 2001 and March 2002.

**	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net financial income in the first quarter of 2003 decreased 7.2% compared to pro-forma net financial income for the first quarter of 2002. This decrease was mainly due to the lower interest rate environment. Although there is some initial benefit to margins when interest rates fall since liabilities re-price faster than interest earning assets, the lower rates negatively impacted the spread earned over the Bank’s free funds (non-interest bearing demand deposits and equity). Compared to the first quarter of 2002, the net interest revenue earned over these free funds decreased 51.6%. A number of initiatives have been implemented to improve margins in order to counterbalance this negative effect. As a result the Bank’s net interest income earned over client activities increased 6.1% and the net interest margin increased 20 basis points to 4.3% compared to the first quarter of 2002 (See Graph below).

3	For analysis purposes results from foreign exchange transactions, which consist mainly of the results of forward contracts which hedge foreign currency positions, has been included in the calculation of the net financial income and net financial margin. Under SBIF guidelines these gains/losses are not be considered interest revenue, but are included as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statement. This accounting asymmetry distorts net interest income and foreign exchange transaction gains especially in periods of high volatility of the exchange rate. The results of these hedging positions have been added to net financial income to indicate the Bank’s actual net interest margin as they are linked to normal credit operations.

5

This rise in the Bank’s net interest margin was mainly a result of:

Improved asset mix. Average earning assets in this period decreased 9.8%. The decrease in assets was mainly focused in relatively low yielding loans, partially offset by a rise in higher yielding consumer loans.

Higher inflation rate in the quarter. In the first quarter of 2003 the inflation rate measured by the variation of the Unidad de Fomento (inflation indexed currency, UF) reached +0.2% compared to (0.4%) in the first quarter of 2002. This resulted in higher margins as the spread between inflation-adjusted assets and nominal non-interest bearing liabilities was higher in the current quarter as compared to the same quarter of last year. The opposite was true when comparing the net interest margin in the first quarter of 2003 with the fourth quarter of 2002. In those periods, the Bank’s net interest margin decreased 60 basis points. This lower margin was mainly due to the seasonally lower inflation rate measured by the UF in the first quarter of 2003, 0.2%, compared to the fourth quarter of 2002, 1.8%.

Improved funding mix. The ratio of non-interest bearing demand deposits and equity to interest earning assets increased from 16.7% in the first quarter of 2002 to 18.6% in the first quarter of 2003.

6

INTEREST EARNING ASSETS

Loan growth accelerates in higher yielding retail segments

Interest Earning Assets

	Quarter ended,			% Change

(Ch$ million March 31, 2003)	March 31, 2003	Dec. 31, 2002	March 31, 2002	March 2003/2002	March/Dec. 2003/2002

Commercial loans	2,792,674	2,913,918	3,462,869	(19.4%)	(4.2%)
Consumer loans	729,442	712,779	690,242	5.7%	2.3%
Residential mortgage loans*	1,405,666	1,382,895	1,386,646	1.4%	1.6%
Foreign trade loans	518,068	535,585	794,814	(34.8%)	(3.3%)
Leasing	425,249	424,554	420,466	1.1%	0.2%
Other outstanding loans **	1,143,804	1,137,701	1,214,622	(5.8%)	0.5%
Past due loans	183,029	167,616	121,522	50.6%	9.2%
Contingent loans	678,360	623,667	692,909	(2.1%)	8.8%

Total loans excluding interbank	7,876,292	7,898,715	8,784,090	(10.3%)	(0.3%)

Total investments	2,383,855	2,510,850	2,427,419	(1.8%)	(5.1%)
Interbank loans	67,521	4,145	149,747	(54.9%)	1,529.0%

Total interest-earning assets	10,327,668	10,413,710	11,361,256	(9.1%)	(0.8%)

*	Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda)

**	Includes non-residential mortgage loans backed by a mortgage bond (letras hipotecarias para fines generales) and other loans.

The evolution of the Bank’s loan portfolio between the end of 2002 and the first quarter of 2003 continues to reflect the Bank’s strategy of sustaining profitability by shifting the asset mix to higher yielding loans. As of March 31, 2003 total loans, excluding interbank loans decreased 0.3% led by a 4.2% fall in commercial loans and a 3.3% decline in foreign trade loans. This was partially offset by a 2.3% increase in consumer loans.

Loans By Business Segment

	Quarter ended,		% Change

(Ch$ million March 31, 2003)	March 31, 2003	Dec. 31, 2002	March/Dec. 2003/2002

Total Corporate Loans	3,784,933	3,845,545	(1.6%)

Total Retail Loans	3,944,977	3,872,947	1.9%

As of March 31, 2003, loans in the Bank’s retail segment increased 1.9% compared to year-end 2002. Loans to individuals in Banefe led growth in the quarter, increasing 2.1% and totaling Ch$310,338 million. Demand for loans by individuals continue to pick up as interest rates have become more attractive and unemployment levels have shown some improvement. Total corporate loans decreased 1.6% between the end of the first quarter of 2003 and December 31, 2002. In line with the Bank’s strategy of sustaining high levels of profitability, management increased in this segment the required return on some loan operations, which has benefited the Bank’s net financial margin. This drop in corporate loans also reflects efforts to reduce exposure to some clients in order to improve the diversification of the portfolio and as a result of the Bank’s conservative credit risk policies.

7

CUSTOMER FUNDS

The funding mix continues to improve

Funding	Quarter ended,			Change %

(Ch$ million March 31, 2003)	March 31, 2003	Dec. 31, 2002	March 31, 2002	March 2003/2002	March/Dec. 2003/2002

Non-interest bearing demand deposits	2,003,094	1,864,817	1,904,359	5.2%	7.4%
Savings and time deposits	4,190,290	4,247,017	5,360,280	(21.8%)	(1.3%)

Total customer deposits	6,193,384	6,111,834	7,264,639	(14.7%)	1.3%

Mutual funds	843,947	1,032,127	982,643	(14.1%)	(18.2%)

Total customer funds	7,037,331	7,143,961	8,247,282	(14.7%)	(1.5%)

Total customer deposits increased 1.3% between the fourth quarter 2002 and the first quarter of 2003. Non-interest bearing deposits led growth rising rose 7.4% compared to year-end 2002. This was mainly due to higher floating balances among retail clients.

The 18.2% decrease in mutual funds under management between year-end 2002 and March 31, 2003 was mainly a result of the Inverlink-CORFO affair. The public removed money from mutual funds and into low risk checking accounts and time deposits. In the case of Santander the reduction in mutual funds under management was partially offset by the rise in non-interest bearing demand deposits.

The 14.7% decrease in customer deposits in twelve months was in line with the reduction of interest earning assets in the same period. The Bank has been following a strategy of reducing low yielding assets from its balance sheet, reducing the need for increasing the deposit base.

8

PROVISION FOR LOAN LOSSES

The higher risk index reflects the implementation of stricter credit risk criteria

Provision for loan losses	Quarter			Change %

(Ch$ million March 31, 2003)	IQ 2003	IVQ 2002	Pro-forma IQ 2002	IQ 2003/2002	IQ/IVQ 2003/2002

Total provisions and charge-offs	31,113	24,809	27,209	14.3%	25.4%

Loan loss recoveries	6,821	5,447	6,804	0.2%	25.2%
Total loans	7,943,813	7,902,860	8,933,837	(11.1%)	0.5%
Total reserves for loan losses (RLL)	170,681	168,424	169,623	0.6%	1.3%
Past due loans (PDL)	183,029	167,616	121,522	50.6%	9.2%

PDL/Total loans	2.3%	2.1%	1.4%
RLL/Past due loans	93.3%	100.5%	139.6%
Risk index[4]	1.84%	1.68%	1.34%

Total provisions for loan losses increased 14.3% compared to the first quarter of 2002. This rise was mainly due to an increase in the Bank’s risk index, which as of March 31, 2003 reached 1.84%. The rise in the risk index was mainly an outcome of the homogenization of credit risk criteria. The Bank is applying the credit risk standards of our parent company Santander Central Hispano to the entire loan portfolio. The rise in the risk index was also due, in part due, to the decrease in the corporate loan portfolio. This decrease in loans was mainly concentrated in large corporate lending which in most cases are rated A, causing an increase in the risk index. It is important to point out that the Bank’s risk index is still below the average for the Chilean financial system which as of February 2003, the latest available figure, was 2.00%.

Past due loans at March 31, 2003 increased 9.2% compared to year-end 2002. The increase was mainly due to temporary administrative disruptions caused by the merger integration process. Nevertheless, the evolution of higher risk loans (those rated B-, C and D according to the Superintendency of Bank’s risk classification) has been relatively stable since the merger started, as underlying asset quality problems has not been the main driver of this rise in past due loans. Loans rated B-, C and D as of March 31, 2002 reached 3.2% compared to 3.0% in December and September of 2002. For the banking system as a whole this figure reached 4.5% as of February 2002, the latest figure available (See Graph below).

4	Unconsolidated. Chilean banks are required to classify their outstanding loans on an ongoing basis for the purpose of determining the amount of loan loss reserves. Banks must evaluate the expected losses of their loan portfolio and set aside specific provisions against these losses. For example, a risk index of 1% implies that a bank is expecting to lose 1% of its loan portfolio. The risk index is the key measure used to monitor asset quality and is periodically reviewed by the Superintendency of Banks and Financial Institutions (SBIF), the industry’s main regulator.

9

All figures refer to asset quality indicators of Banco Santander Chile except B-, C and D loans for the system where the source is the SBIF.

FEE INCOME

The ratio of fees to operating expenses increases to 41.3% in the first quarter of 2003

Fee income	Quarter			Change %

(Ch$ million March 31, 2003)	IQ 2003	IVQ 2002	Pro-forma IQ 2002	IQ 2003/2002	IQ/IVQ 2003/2002

Fee income	32,594	33,673	30,590	6.6%	(3.2%)
Fee expenses	(6,231)	(8,116)	(4,955)	25.8%	(23.2%)

Total fee income, net	26,363	25,557	25,635	2.8%	3.2%

Fees / operating expenses	41.3%	36.5%	35.9%

The Bank’s net fee income rose 2.8% compared to the first quarter of 2003. The ratio of fees to operating expenses reached 41.3% in the first quarter of 2003 compared to 35.9% in the same quarter of last year. This in line with the Bank’s policy of incrementing fees to counteract falling spreads. During the quarter, insurance brokerage fees were up 18.0%, administration and collection of insurance policies fees increased 120.4%, international business related fees grew 17.0% and fees from checking accounts were up 5.5%. Compared to the fourth quarter of 2002 fees increased 3.2%. This increase was mainly driven by credit cards fees that were up 26.4% compared to the fourth quarter of 2002. The Bank has been strongly focusing on increasing credit card fees by introducing simpler credit card point systems, prizes for credit card usage and other incentives.

10

OPERATING EXPENSES AND EFFICIENCY

Operating expenses decreased 10.7% on costs savings produced by the merger

Operating Expenses	Quarter			Change %

(Ch$ million March 31, 2003)	IQ 2003	IVQ 2002	Pro-forma IQ 2002	IQ 2003/2002	IQ/IVQ 2003/2002

Personnel expenses	(30,950)	(33,558)	(37,512)	(17.5%)	(7.8%)

Administrative expenses	(23,465)	(25,270)	(25,868)	(9.3%)	(7.1%)
Depreciation and amortization	(9,409)	(11,267)	(8,115)	15.9%	(16.5%)

Operating expenses	(63,824)	(70,095)	(71,495)	(10.7%)	(8.9%)

Efficiency ratio*	45.8%	47.8%	44.7%

Efficiency ratio excluding amortization and depreciation	39.0%	40.1%	39.7%

Operating expenses / Total assets	2.0%	2.4%	2.2%

*	Operating expenses/Operating income

In the first quarter 2003 operating expenses decreased 10.7% compared to the first quarter of 2002. Cost savings produced by the merger are already becoming apparent. This fall in expenses was led by a 17.5% reduction in personnel expenses as a result of the fall in total headcount. As of March 31, 2003 total headcount decreased by 10.5% compared to March 30, 2002. Administrative expenses decreased 9.3% in the same period mainly due to synergies produced by the merger. These savings were partially offset by the 15.9% rise in amortization and depreciation produced by the recent investments in improving computer systems. The 16.5% decrease in amortization and depreciation expenses in the first quarter of 2003 compared to the fourth quarter of 2002 was mainly a result of the charge-off of assets in 2002.

As a result of these cost savings, the Bank’s efficiency ratio reached 45.8% in the first quarter of 2003 compared to 44.7% in the first quarter of 2001. Excluding amortization and depreciation expenses, the efficiency ratio reached a record low level of 39.0% compared to 39.7% in the first quarter of 2002. This figure for the financial system as a whole was 48.3% as of March 2003. The ratio of operating expenses to average assets was 2.0% compared to 2.6% for the Chilean financial system and the lowest among the Bank’s main competitors.

OTHER OPERATING INCOME

Other operating income	Quarter			Change %

(Ch$ million March 31, 2003)	IQ 2003	IVQ 2002	Pro-forma IQ 2002	IQ 2003/2002	IQ/IVQ 2003/2002

Net gain from trading and mark-to-market of securities	8,227	(2,257)	18,954	(56.6%)	(464.5%)

Other	(5,849)	(5,058)	(4,107)	42.4%	15.6%

Total	2,378	(7,315)	14,847	(84.0%)	(132.5%)

The net gain from trading and mark-to-market of securities totaled Ch$8,227 million in the first quarter of 2003 compared to Ch$18,954 million in the first quarter of 2002. Interest

11

rates in Chile declined sharply in the first quarter of last year, which produced an extraordinarily high level of mark-to-market gains in that period.

The increase in the loss in other operating expenses, net compared to the first quarter of 2002 was mainly due to higher sales force expense and non-loan charge-offs. The rise in sales force expenses was mainly to due greater commercial activity in retail banking.

OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change %

(Ch$ million March 31, 2003)	IQ 2003	IVQ 2002	Pro-forma IQ 2002	IQ 2003/2002	IQ/IVQ 2003/2002

Recovery of loans	6,821	5,447	6,804	0.2%	25.2%
Non-operating income, net	367	(45,710)	(1,731)	(121.2%)	(100.8%)
Income attributable to investments in other companies	136	(280)	43	216.3%	(148.6%)
Losses attributable to minority interest	(47)	(25)	(46)	2.2%	88.0%

Total other income, net	7,277	(40,568)	5,070	43.5%	(117.9%)

Price level restatement	(3,043)	(7,788)	2,791	(209.0%)	(60.9%)

Income tax	(8,297)	(3,502)	(8,188)	1.3%	136.9%

Other income, net totaled a gain of Ch$7,277 million in the quarter increasing 43.5% compared to the first quarter of 2002. This rise was driven mainly by a gain in non-operating income, net compared to a loss in the first quarter for 2002. This loss was related to expenses linked to the completion of expenditures in technology and information systems. In the fourth quarter of 2002 the Bank recognized Ch$45,199 million in pre-tax restructuring charges related to the merger integration. The higher loss from price level restatement in the first quarter of 2003 compared to the first quarter of 2002 reflects the higher inflation in these periods. The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is larger than the sum of fixed and other assets, the size of the loss from price level restatement is positively correlated with the variations of inflation. The Bank’s effective tax rate reached 17.0% similar to the statutory income tax rate in Chile for this year, which is 16.5%. In the first quarter of 2002 the effective tax rate of the combined Bank was 11.9%. Former Banco Santiago began paying income tax in March 2002. Previously, this entity was benefiting from tax loss carryforwards related to the subordinated debt issue with the Central Bank of Chile.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

The Bank to pay out 100% of 2002 net income

Shareholders’ equity	Quarter ended			Change %

(Ch$ million March 31, 2003)	IQ 2003	IVQ 2002	Pro-forma IQ 2002	IQ 2003/2002	IQ/IVQ 2003/2002

Capital and Reserves	973,852	809,589	904,104	7.7%	20.3%
Net Income	40,497	158,037	60,738	(33.3%)	(74.4%)

Total shareholders’ equity	1,014,349	967,626	964,842	5.1%	4.8%

12

As of March 31, 2003, the Bank’s shareholders’ equity totaled Ch$1,014,349 million (US$1,395 million). On April 29, 2003 the Bank held its annual shareholders’ meeting. In this meeting shareholders approved the payment of a dividend equal to 100% of 2002 net income or Ch$0.83 per share. This dividend will be paid to all shareholders on record on May 23, 2003 and will be paid on May 29, 2003.

The Bank’s BIS ratio as of March 31, 2003 was 16.6% well above the minimum BIS ratio of 12% required by the SBIF. In the same period the Bank’s Tier I ratio reached a solid level of 12.2%. The Bank’s capitalization ratios immediately following the dividend payment of should remain above 14%.

Capital Adequacy (Ch$ million Dec. 31, 2002)	March 31, 2002

Tier I	12.2%
Tier II	4.4%

BIS ratio	16.6%

Regulatory capital	1,322,941

Risk weighted assets	7,971,038

INSTITUTIONAL BACKGROUND

According to the latest figures published by the SBIF for the month of March 2003, the Santander Chile was the largest bank in Chile in terms of loans and customer base with over 1.7 million customers. The Bank also has the largest distribution network with 346 branches and 1,104 ATMs. The Bank has the highest credit ratings among all Latin American banks with a Baa1 rating from Moody’s and A- ratings from Standard and Poor’s and Fitch, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander Central Hispano, which directly and indirectly owns 84.14% of Banco Santander Chile.

Santander Central Hispano

Santander Central Hispano (SAN:MC STD:N), founded in 1857, is the leading financial group in Spain and Latin America. In terms of market capitalization the Bank is the second largest in the Euro Zone and is among the top 15 banks in the world. The Group services 39 million customers, which are attended by 103,900 employees in 9,143 offices. Santander Central Hispano manages funds worth more than US$465 billion worldwide. In Latin America, Santander Central Hispano has assets of US$91 billion, US$11.2 billion in investment funds, US$11.9 billion in pension funds under management and 23 million clients that are serviced through 4,183 branch offices in 11 countries. In the year 2002 Santander Central Hispano’s net income from its Latin American operations reached US$1.3 billion.

13

BANCO SANTANDER—CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Adjusted for general price level changes and expressed in millions of constant

Ch$ of March 31, 2003 )

	31-Mar	31-Mar	31-Dec	31-Mar	% Change	% Change

	2003	2003	2002	2002	March 2003/2002	March 2003 / Dec. 2002

	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
A S S E T S

Cash and due from banks
Noninterest bearing	1,201,728	874,089	872,174	1,066,772	-18.1%	0.2%
Interbank deposits-interest bearing	95,227	69,264	110,550	114,996	-39.8%	-37.3%

Total cash and due from banks	1,296,955	943,353	982,724	1,181,768	-20.2%	-4.0%

Financial investments
Government securities	1,964,473	1,428,879	1,212,092	1,084,737	31.7%	17.9%
Investments purchased under agreements to resell	76,258	55,467	333,856	143,879	-61.4%	-83.4%
Other financial investments	465,789	338,796	264,413	690,146	-50.9%	28.1%
Investment collateral under agreements to repurchase	770,888	560,713	700,489	508,657	10.2%	-20.0%

Total financial investments	3,277,408	2,383,855	2,510,850	2,427,419	-1.8%	-5.1%

Loans, net
Commercial loans	3,839,466	2,792,674	2,913,918	3,462,869	-19.4%	-4.2%
Consumer loans	1,002,862	729,442	712,779	690,242	5.7%	2.3%
Mortgage loans (Residential and general purpose)	2,189,745	1,592,733	1,592,180	1,612,176	-1.2%	0.0%
Foreign trade loans	712,258	518,068	535,585	794,814	-34.8%	-3.3%
Interbank loans	92,830	67,521	4,145	149,747	-54.9%	1529.0%
Leasing	584,647	425,249	424,554	420,466	1.1%	0.2%
Other outstanding loans	1,315,356	956,737	928,416	989,092	-3.3%	3.1%
Past due loans	251,635	183,029	167,616	121,522	50.6%	9.2%
Contingent loans	932,633	678,360	623,667	692,909	-2.1%	8.8%
Reserve for loan losses	(234,658)	(170,681)	(168,424)	(169,623)	0.6%	1.3%

Total loans, net	10,686,774	7,773,132	7,734,436	8,764,214	-11.3%	0.5%

Other assets
Bank premises and equipment	293,318	213,348	213,883	233,171	-8.5%	-0.3%
Foreclosed assets	43,505	31,644	25,018	23,190	36.5%	26.5%
Investments in other companies	6,348	4,617	4,729	4,391	5.1%	-2.4%
Assets to be leased	36,100	26,258	37,497	18,157	44.6%	-30.0%
Other	545,932	397,089	204,850	624,420	-36.4%	93.8%

Total other assets	925,203	672,956	485,977	903,329	-25.5%	38.5%

TOTAL ASSETS	16,186,340	11,773,296	11,713,987	13,276,730	-11.3%	0.5%

14

BANCO SANTANDER—CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Adjusted for general price level changes and expressed in millions of constant

Ch$ of March 31, 2003)

	31-Mar	31-Mar	31-Dec	31-Mar	% Change	% Change

	2003	2003	2002	2002	March 2003 / 2002	March 2003 / Dec. 2002

	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits
Current accounts	1,692,860	1,231,319	1,104,868	951,659	29.4%	11.4%
Bankers drafts and other deposits	1,061,063	771,775	759,949	952,700	-19.0%	1.6%

	2,753,923	2,003,094	1,864,817	1,904,359	5.2%	7.4%

Savings accounts and time deposits	5,760,957	4,190,290	4,247,017	5,360,280	-21.8%	-1.3%

Total deposits	8,514,880	6,193,384	6,111,834	7,264,639	-14.7%	1.3%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	20,114	14,630	15,825	18,943	-22.8%	-7.6%
Other Banco Central borrowings	21,824	15,874	14,024	45,471	-65.1%	13.2%

Total Banco Central borrowings	41,938	30,504	29,849	64,414	-52.6%	2.2%

Investments sold under agreements to repurchase	561,518	408,426	733,496	564,757	-27.7%	-44.3%

Mortgage finance bonds	2,120,453	1,542,333	1,569,180	1,630,983	-5.4%	-1.7%

Other borrowings
Bonds	547,220	398,026	402,472	435,816	-8.7%	-1.1%
Subordinated bonds	622,275	452,618	457,051	450,317	0.5%	-1.0%
Borrowings from domestic financial institutions	51,856	37,718	62,432	236,900	-84.1%	-39.6%
Foreign borrowings	852,160	619,827	607,471	264,172	134.6%	2.0%
Other obligations	100,608	73,178	77,253	88,034	-16.9%	-5.3%

Total other borrowings	2,174,119	1,581,367	1,606,679	1,475,239	7.2%	-1.6%

Total other interest bearing liabilities	4,898,028	3,562,630	3,939,204	3,735,393	-4.6%	-9.6%

Other liabilities
Contingent liabilities	933,540	679,020	623,602	692,620	-2.0%	8.9%
Other	444,176	323,076	70,931	618,583	-47.8%	355.5%
Minority interest	1,151	837	790	653	28.2%	5.9%

Total other liabilities	1,378,867	1,002,933	695,323	1,311,856	-23.5%	44.2%

Shareholders’ equity
Capital and reserves	1,338,886	973,852	809,589	904,104	7.7%	20.3%
Income for the year	55,677	40,497	158,037	60,738	-33.3%	-74.4%

Total shareholders’ equity	1,394,563	1,014,349	967,626	964,842	5.1%	4.8%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	16,186,340	11,773,296	11,713,987	13,276,730	-11.3%	0.5%

15

BANCO SANTANDER CHILE

QUARTERLY INCOME STATEMENTS

Constant Chilean pesos of March 31, 2003

	IQ 2003	IQ 2003	IVQ 2002	IQ 2002	% Change	% Change

	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions	IQ 2003/2002	IQ 2003 / IVQ 2002
Interest income and expense
Interest income	300,103	218,283	237,981	217,436	0.4%	-8.3%
Interest expense	(123,336)	(89,710)	(142,520)	(93,909)	-4.5%	-37.1%

Net interest income	176,767	128,573	95,461	123,527	4.1%	34.7%

Provision for loan losses	(42,775)	(31,113)	(24,809)	(27,209)	14.3%	25.4%

Fees and income from services
Fees and other services income	44,811	32,594	33,673	30,590	6.6%	-3.2%
Other services expense	(8,567)	(6,231)	(8,116)	(4,955)	25.8%	-23.2%

Total fees and income from services, net	36,244	26,363	25,557	25,635	2.8%	3.2%

Other operating income, net
Net gain (loss) from trading and brokerage	11,311	8,227	(2,257)	18,954	-56.6%	-464.5%
Foreign exchange transactions,net	(24,495)	(17,817)	33,082	(4,240)	320.2%	-153.9%
Other, net	(8,041)	(5,849)	(5,058)	(4,107)	42.4%	15.6%

Total other operating income,net	(21,225)	(15,439)	25,767	10,607	-245.6%	-159.9%

Other income and expenses
Recovery of loans previously written off	9,378	6,821	5,447	6,804	0.2%	25.2%
Nonoperating income, net	505	367	(45,710)	(1,731)	-121.2%	-100.8%
Income attributable to investments in other companies	187	136	(280)	43	216.3%	-148.6%
Losses attributable to minority interest	(65)	(47)	(25)	(46)	2.2%	88.0%

Total other income and expenses	10,005	7,277	(40,568)	5,070	43.5%	-117.9%

Operating expenses
Personnel salaries and expenses	(42,551)	(30,950)	(33,558)	(37,512)	-17.5%	-7.8%
Administrative and other expenses	(32,261)	(23,465)	(25,270)	(25,868)	-9.3%	-7.1%
Depreciation and amortization	(12,936)	(9,409)	(11,267)	(8,115)	15.9%	-16.5%

Total operating expenses	(87,748)	(63,824)	(70,095)	(71,495)	-10.7%	-8.9%

Gain (loss) from price-level restatement	(4,184)	(3,043)	(7,788)	2,791	-209.0%	-60.9%

Income before income taxes	67,084	48,794	3,525	68,926	-29.2%	1284.2%

Income taxes	(11,407)	(8,297)	(3,502)	(8,188)	1.3%	136.9%

Net income	55,677	40,497	23	60,738	-33.3%	175973.9%

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: May 22, 2003	By:	/s/ GONZALO ROMERO
		Name:	Gonzalo Romero
		Title:	General Counsel